15027356

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED AUG 26 2015 SEC MAIL PROCESSING SECTION WASH., D.C. 189

OB 8/26

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45219 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/14 AND ENDING 06/30/15
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Oak Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 S walnut PO Box 590
(No. and Street)

Rochester IL 62563
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric R Stark 217-498-7876
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)
1000 Myers Building
1 W Capitol Plaza Springfield IL 62701-1268
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Eric R Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Oak Securities, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric R. Stark
Signature

President
Title

Sally Zimmerman
Notary Public

SALLY E. ZIMMERMAN
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
March 26, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BLACK OAK SECURITIES, INC.

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITORS' REPORT

June 30, 2015

CONTENTS

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

## Report of Independent Registered Public Accounting Firm

To Eric R. Stark, President
Black Oak Securities, Inc.

We have audited the accompanying financial statements of Black Oak Securities, Inc. (an Illinois corporation), which comprise the statement of financial condition as of June 30, 2015, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Black Oak Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Black Oak Securities, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule 1 – Net Capital Computation has been subjected to audit procedures performed in conjunction with the audit of Black Oak Securities, Inc.'s financial statements. The supplemental information is the responsibility of Black Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
August 18, 2015

Black Oak Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2015

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 163,538 |
| Commissions receivable | | 16,283 |
| Prepaid expenses | | 2,407 |
| Other receivables | | 300 |
| Taxes recoverable | | 1,730 |
| Total assets | $ | 184,258 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Commissions payable | $ | 9,577 |
| Total liabilities | | 9,577 |
| Common stock, $ 1 par value, 3,000 shares authorized, issued and outstanding | | 3,000 |
| Additional paid-in capital | | 3,000 |
| Retained earnings | | 168,681 |
| Total stockholder's equity | | 174,681 |
| Total liabilities and stockholder's equity | $ | 184,258 |

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF OPERATIONS

For the year ended June 30, 2015

| | | |
|---|---|---|
| Revenue | | |
| Securities commissions | $ | 276,205 |
| Investment income | | 611 |
| Total revenues | | 276,816 |
| Expenses | | |
| Administration fees | | 99,240 |
| Commissions | | 135,789 |
| Other operating expenses | | 7,071 |
| Total expenses | | 242,100 |
| Income before income taxes | | 34,716 |
| Income tax expense | | 8,405 |
| Net income | $ | 26,311 |

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended June 30, 2015

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at July 1, 2014 | $ 3,000 | $ 3,000 | $ 142,370 | $ 148,370 |
| Net income | - | - | 26,311 | 26,311 |
| Balance at June 30, 2015 | $ 3,000 | $ 3,000 | $ 168,681 | $ 174,681 |

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2015

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ | 26,311 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Increase in commissions receivable | | (1,282) |
| Increase in prepaid expenses | | (944) |
| Increase in other receivable | | (300) |
| Increase in income taxes recoverable | | (1,730) |
| Increase in commissions payable | | 730 |
| Decrease in income taxes payable | | (3,429) |
| Net cash provided by operating activities | | 19,356 |
| Net increase in cash | | 19,356 |
| Cash and cash equivalents at beginning of year | | 144,182 |
| Cash and cash equivalents at end of year | $ | 163,538 |
| Cash paid for income taxes | $ | 10,000 |

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2015

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

*1. Nature of Operations*

Black Oak Securities, Inc. (Company) began operations September 28, 1992, as a broker-dealer in securities. The Company does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry any accounts of, or for customers. The Company is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers.

*2. Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers cash on hand, deposits with banks and certificates of deposits to be cash.

*3. Commissions*

Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

*4. Income Taxes*

As of June 30, 2015, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties paid during fiscal year 2015.

## NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

*5. Subsequent Events*

Management has evaluated subsequent events for recognition and disclosure in the financial statements through August 18, 2015, which is the date the financial statements were available to be issued. Through August 18, 2015, no subsequent events required recognition or disclosure in the financial statements.

*6. Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

## NOTE B - INCOME TAXES

The components of the income tax provision for the year ended June 30, 2015, are as follows:

| | |
|---|---|
| Current | |
| Federal | $ 4,972 |
| State | 3,433 |
| | $ 8,405 |

## NOTE C - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when:

a. Its aggregate indebtedness exceeds 15 times its net capital as those defined in Rule 15 c3-1, or

b. Its net capital is less than the minimum required.

At June 30, 2015, the Company's net capital and required net capital were $ 170,244 and $ 5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.06:1.

## NOTE D - RELATED-PARTY TRANSACTIONS

The Company is related to Administrative Services, Inc. through common ownership and management. The financial activities of Administrative Services, Inc. are not included in the accompanying financial statements. Administrative Services, Inc. pays all common administrative expenses of the Company. Common administrative expenses are set forth in a signed agreement between Administrative Services, Inc. and the Company. The Company makes payments to Administrative Services, Inc. throughout the year for its share of these expenses. Expenses to Administrative Services, Inc. totaled $ 99,240 for the year ended June 30, 2015.

SUPPLEMENTARY INFORMATION

Black Oak Securities, Inc.

SCHEDULE 1 - NET CAPITAL COMPUTATION

June 30, 2015

| | | |
|---|---|---|
| Total assets | $ | 184,258 |
| Total liabilities | | 9,577 |
| Ownership equity | | 174,681 |
| Less: Non-liquid assets | | 4,437 |
| Haircut on securities | | - |
| Adjusted net capital | $ | 170,244 |
| Computation of aggregate indebtedness | | |
| Other liabilities | $ | 9,577 |
| Aggregate indebtedness | $ | 9,577 |
| Computation of net capital requirement | | |
| A - Net capital requirement (6-2/3% of aggregate indebtedness) | $ | 639 |
| B - Minimum net capital requirement | $ | 5,000 |
| Net capital requirement (greater of A or B) | $ | 5,000 |
| Excess net capital | $ | 165,244 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement | $ | 164,244 |
| Ratio of aggregate indebtedness to net capital | | 0.06:1 |

BLACK OAK SECURITIES, INC.

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 30, 2015

KEB

Kerber, Eck & Braeckel LLP

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Eric R. Stark, President
Black Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Black Oak Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Black Oak Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) Black Oak Securities, Inc. stated that Black Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Black Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Black Oak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
August 18, 2015

**Exemption Report**
**(Notice Pursuant to Rule 15c3-3)**

Broker or Dealer

Name: Black Oak Securities, Inc.
Address: 205 S. Walnut, P.O. Box 590
Rochester, IL 62563
Telephone: 217-498-7876
SEC Registration Number: 8-45219
FINRA Registration Number: 30889

The Customer Protection Rule outlines three types of exemptions, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties such as clearing broker-dealers.

1. Black Oak Securities, Inc. is exempt from 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3. The applicable exemption being used is:

*(k)(1) Exemption - Provided to broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to, customers.*

2. Black Oak Securities, Inc. has met the exemption under 15c3-3(k)(1) throughout the most recent fiscal year without exception.

3. There have been no exceptions, therefore, there are none to identify.

I, the undersigned, hereby attest that all statements are current, correct and accurate to the best of my knowledge.

Signature: Eric R. Stark  Date: 07/06/15

Name: Eric R. Stark

Title: President

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